Exhibit 99.1

1500 Robert-Bourassa Blvd.
February 18, 2022	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To : All Canadian Securities Regulatory Authorities

Subject : FORTIS INC.

Dear Sir/Madam :

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer :

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	March 18, 2022
Record Date for Voting (if applicable) :	March 18, 2022
Beneficial Ownership Determination Date :	March 18, 2022
Meeting Date :	May 5, 2022
St. John’s NL
Meeting Location (hybrid) :	The website address to access the online webcast will be posted on March 31, 2022 at www.fortisinc.com
Issuer sending proxy related materials directly to NOBO : Yes
Issuer paying for delivery to OBO :	Yes

Notice and Access (NAA) Requirements :
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria :	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria :	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	349553107	CA3495531079

Sincerely,

Computershare

Agent for FORTIS INC.